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                             May 21, 2021

       Osvaldo Flores
       Chief Executive Officer
       Century Therapeutics, Inc.
       3675 Market Street
       Philadelphia, Pennsylvania 19104

                                                        Re: Century
Therapeutics, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 5,
2021
                                                            CIK No. 0001850119

       Dear Dr. Flores:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 5, 2021

       Inscripta, page 130

   1. Please revise your disclosure of the Inscripta license agreement to include the aggregate amounts paid to date,
if applicable.
 Osvaldo Flores
FirstName  LastNameOsvaldo Flores
Century Therapeutics, Inc.
Comapany
May        NameCentury Therapeutics, Inc.
     21, 2021
May 21,
Page 2 2021 Page 2
FirstName LastName
Exhibits

2. We refer to the iCELL Inc. Sublicense Agreement filed as Exhibit 10.25 and the Loan and
         Security Agreement with Hercules Capital filed as Exhibit 10.24 to your registration statement. We note that certain identified information has been redacted in these exhibits as noted in the exhibit index. Please revise the first page of both exhibits to include a statement that certain identified information has been excluded from the exhibit because it is both not material and is the type that you treat as private or confidential. Refer to Item
         601(b)(2)(ii) of Regulation S-K.
       You may contact Christine Torney at 202-551-3652 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Laura Crotty at 202-551-7614 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Rachael Bushey, Esq.